Exhibit 99.1

                           ZARLINK SEMICONDUCTOR INC.

                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT

1. Name and address of Company

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
K2K 3H4

2. Date of Material Change

July 16, 2007

3. News Release

A  press  release   reporting   the  material   change  was  issued  by  Zarlink
Semiconductor Inc. ("Zarlink") in Ottawa on July 16, 2007, a copy of which is attached.

4. Summary of Material Change

On July 16, 2007, Zarlink announced it has filed a preliminary short form prospectus in respect of an offering of subscription receipts exchangeable into convertible unsecured subordinated debentures with the Canadian securities regulatory authorities in each of the provinces of Canada and the Securities and Exchange Commission in the United States. Zarlink expects to raise approximately Cdn$55 million pursuant to the offering.

5. Full Description of Material Change

See press release attached hereto.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

None.

8. Executive Officer

For further information, please contact Don McIntyre, Senior Vice-President Human Resources, General Counsel and Corporate Secretary (613) 592-0200.

9. Date of report

July 16, 2007